  Exhibit 99.2
CORDOVACANN CLOSES ACQUISITION OF CANNABIS RETAIL OPERATOR
IN MANITOBA AND OPENS FIRST STORE IN WINNIPEG

TORONTO, ONTARIO, December 2, 2020 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that pursuant to the letter of intent announced on November 10, 2020, the Company has acquired a majority stake of 10062771 Manitoba Inc. (the “Licensee”), a Manitoba-based cannabis retail venture (the “Transaction”). The Transaction will enable Cordova to quickly open two recreational cannabis stores in Manitoba under the Star Buds brand, with the first store opening today at 2519 Portage Avenue in the city of Winnipeg. This Star Buds store will begin processing online orders for in-store pickup from customers that are made through its website www.starbuds.co, and will also be open to walk-in customers. The Licensee already has a second site in development that should open early next year and plans to apply to open additional stores in Manitoba throughout 2021.

Cordova plans to continue opening numerous Star Buds cannabis retail stores across Canada and should be able to open additional stores in coming weeks. In the two weeks since the opening of the Innisfil store, the three stores have generated combined revenue of $390,000 with a gross margin of 35.6%. This equates to a run rate of over $10.2 million in annual gross revenues. In addition, it is expected that revenue generated by the Innisfil store will increase as marketing initiatives commence and customer awareness increases.

“We are thrilled to bring Star Buds to Manitoba and believe the first store in Winnipeg will be very productive,” stated Taz Turner, Chairman and CEO of Cordova. “There is currently a lack of cannabis retail in Manitoba, and thus we hope to expand our footprint in the market in the coming year.”
Per the terms of the Transaction, Cordova acquired 51% of the issued and outstanding shares of the Licensee on fully-diluted basis (the “Purchased Shares”). The purchase price for the Purchased Shares is one hundred fifty thousand dollars ($150,000) payable to the Licensee and six million (6,000,000) warrants of Cordova to be granted to the current shareholders of the Licensee, with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022 (collectively, the “Consideration”). In addition, Cordova has agreed to loan up to one hundred fifty thousand dollars ($150,000) to the Licensee to enable the opening of the second store in Manitoba. The stores will be operated by the Licensee under the Star Buds brand name, and the Company will provide the Licensee with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. Cordova also has a right of first refusal regarding any future primary issuance or secondary sale of shares of the Licensee, and has a call option to purchase all of the outstanding equity interests of the Licensee at any time following the two-year anniversary of the Closing Date at a valuation equivalent to four times the trailing twelve months normalized EBITDA of the Licensee.

Ben Higham is a director of both Cordova and the Licensee, and as such, the Transaction is considered a non-arm’s length, related party transaction, within the meaning of Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The directors of the Company have determined that the Transaction is exempt from the formal valuation and minority approval requirements of MI 61-101 on the basis that the fair market value of the Transaction is less than 25% of the Company’s market capitalization.

The Transaction is subject to final approval from the Liquor, Gaming and Cannabis Authority of Manitoba and compliance with all applicable laws, rules and regulations.

All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the Transaction. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169